

December 21, 2012

<u>Via Email</u>

Paul Goodman, Esq.
President
Bay Acquisition Corp.
420 Lexington Avenue, Suite 2320
New York, NY 20170

> **Re:** **Bay Acquisition Corp.**
> **Current Report on Form 8-K Filed December 11, 2012**
> **File No. 000-28099**

Dear Mr. Goodman:

      This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, please address the following:

1.   The Form 8-K does not appear to contain all of the information required by Item 2.01(f) or Item 5.01(a)(8) of Form 8-K, nor does it provide all of the related financial information required by Item 9.01 of Form 8-K within the time period specified by Item 9.01(c). As disclosed in the Form 8-K, immediately before the transaction, you were a shell company, as defined in Securities Exchange Act Rule 12b-2. Accordingly, within four business days of the acquisition, you were required to provide the information that would be required if you were filing a general form for registration of securities on Exchange Act Form 10, reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. For guidance, please refer to Section II.D.3 of SEC Release No. 34-52038. Please promptly amend the current report to ensure that you have provided all information required by the referenced items.

2.   In addition, although you provided Goozex's unaudited financial statements as of June 30, 2012, because the transaction occurred on November 16, 2012, it appears that you should have included unaudited financial statements for Goozex as of September 30, 2012. See Rule 8-08 of Regulation S-X. Please revise.

3.   Please explain how you concluded that you were not required to include disclosure pursuant to Item 5.01 of Form 8-K, or include this disclosure in your amended filing.

Please contact Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal